New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

May 14, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:                                         Max A. Webb
J. Nolan McWilliams
Heather Clark
Linda Cvrkel

Re:                             Israel Chemicals Ltd.

Confidential Draft Registration Statement on Form F-1

Submitted March 26, 2014

CIK No. 0000941221

Ladies and Gentlemen:

By letter dated April 21, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Israel Chemicals Ltd. (the “Company”) relating to a proposed offering in the United States of the Company’s ordinary shares (the “Shares”). The Company is providing responses to your comments as indicated below.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement submitted for confidential review to the Staff on March 26, 2014. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company informs the Staff that (1) no written communications have been or will be presented to potential investors in reliance on Section 5(d) of the Securities Act and (2) no research reports about the Company have been or will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act. The Company respectfully advises the Staff that it is not an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act added by Section 101(a) of the Jumpstart Our Business Startups Act, because it has total annual gross revenues in excess of $1 billion, and is able to file confidentially because it is a foreign private issuer with equity listed on a non-U.S. securities exchange.

2.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided.  We may have comments after reviewing the materials.

The Company acknowledges the Staff’s comment and advises the Staff that it has not yet decided whether any pictures or graphics will be included in the prospectus. If it chooses to include such materials, it will provide any such pages and captions to the Staff with sufficient time to review prior to distribution of the preliminary prospectus. The Company acknowledges that the Staff may have comments after reviewing the material provided by the Company.

3.                                      We note that selling shareholder Israel Corporation Ltd. may enter into a forward sale agreement with Morgan Stanley & Co. LLC under which Morgan Stanley & Co. will borrow ordinary shares from Israel Corporation and then sell these shares through the underwriters to hedge its position in the forward sale agreement.  Please tell us what exemption from registration is available for Morgan Stanley & Co. in its capacity as the forward counterparty with respect to purchases and sales it makes to unwind its hedge. To the extent that Morgan Stanley & Co. intends to rely on our position contained in the Goldman Sachs & Co. no-action letter (Oct. 6, 2003), please provide us with your analysis in this regard.

In the event that the selling shareholder, Israel Corporation Ltd., enters into such a forward sale agreement with Morgan Stanley & Co. LLC, Israel Corporation would make available to Morgan Stanley & Co. LLC the maximum number of shares subject to the forward sale agreement. Morgan Stanley & Co. LLC has informed us that any shares so received by Morgan Stanley & Co. LLC and sold to increase its hedge after the public offering in the United States would be sold on the Tel Aviv Stock Exchange in transactions exempt from registration pursuant to Regulation S, and any shares purchased by Morgan Stanley & Co. LLC in connection with the unwind of its hedge would be returned to Israel Corporation Ltd. upon settlement, also in a transaction exempt from registration pursuant to Regulation S. Morgan Stanley & Co. LLC does not intend to rely on the Commission’s position contained in the Goldman Sachs & Co. interpretive letter (October 6, 2003).

In the event that Israel Corporation Ltd. enters into a forward sale agreement with Morgan Stanley & Co. LLC, Israel Corporation Ltd. has determined that it will also enter into a forward sale agreement with Goldman, Sachs & Co. (or its affiliate) on substantially similar terms, and the Company has revised the disclosure throughout the Registration Statement to reflect this change. Accordingly, the responses herein relating to Morgan Stanley & Co. LLC in its capacity as a forward counterparty should be deemed as also being applicable to Goldman, Sachs & Co. (or its affiliate) in its capacity as a forward counterparty.

4.                                      Please also provide us with your analysis why purchases and sales made in connection with the forward sale agreement would not be an “at the market offering” pursuant to Securities Act Rule 415(a)(4).  We may have further comment upon review of your response.

The only offering of ordinary shares of the Company made in connection with the forward sale agreement that will require registration in the United States will be the sales being made under the prospectus by Morgan Stanley & Co. LLC through the underwriters to hedge its position under the forward sale agreement. All of these shares will be offered and sold pursuant to a fixed price, firm commitment underwriting using this prospectus rather than in an “at the market offering.”

5.                                      Please tell us whether the selling shareholder and forward counterparty intend to rely on the safe harbors in Exchange Act Rules 10b5-1 and 10b-18.  If so, please provide us with an analysis how the applicable provisions of the forward sale agreement will comply with these safe harbors.

The selling shareholder and forward counterparty have informed the Company that neither the selling shareholder nor the forward counterparty intends to rely on the safe harbor in Exchange Act Rule 10b-18. Insofar as Rule 10b-5 applies to the forward sale arrangement, (i) with respect to the selling shareholder, the forward sale agreement will incorporate a written formula or algorithm for determining the amount, price and date of the securities to be sold and will grant some discretion to the forward counterparty, each in accordance with Rule 10b5-1(c)(1), and (ii) consistent with its normal business practices in relation to equity derivative transactions, the forward counterparty will be relying on Rule 10b5-1(c)(2) in connection with hedging its position in, and exercising discretion under, the forward sale agreement. The selling shareholder will not be permitted to exercise any subsequent influence over how, when or whether to effect purchases or sales in connection with the forward sale agreement, nor will the selling shareholder be permitted to amend or otherwise modify the written formula or algorithm in the forward sale agreement, at any time when it is aware of material nonpublic information.

6.                                      It appears that the forward counterparty is an affiliate of Morgan Stanley Barclays.  With a view to revised disclosure, please tell us whether Morgan Stanley Barclays may be deemed to have a conflict of interest under FINRA Rule 5121 in light of Morgan Stanley & Co.’s activities as the forward counterparty under the forward sale agreement.

If Israel Corporation determines to enter into a forward sale agreement, the ordinary shares of the Company will be sold by Morgan Stanley & Co. LLC (as underwriter) and the other underwriters named in the prospectus in connection with the forward sale agreement between Israel Corporation and Morgan Stanley & Co. LLC (as forward counterparty). In this scenario, Morgan Stanley & Co. LLC will receive at least 5% of the proceeds of the offering and a conflict of interest under Financial Industry Regulatory Authority (“FINRA”) Rule 5121 will be deemed to exist. Accordingly, the offering will be conducted in accordance with that rule. Prominent disclosure of the conflict and the QIU has been included in the prospectus on pages 12 and 203 of the Registration Statement.

7.                                      Please update the financial statements as necessary to comply with Item 8A of Form 20- F.

The Company respectfully advises the Staff that the audited financial statements included comply with Item 8A, as the last audit is within twelve months of the date of filing. The Company has updated the financial statements included in the Registration Statement to include the unaudited financial statements for the three-month period ended March 31, 2014, in compliance with Item 8A of Form 20-F, as it reported these results in Israel on May 15, 2014.

8.                                      Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

The Company acknowledges the Staff’s comment and confirms that it will include a currently dated consent of the independent registered public accounting firm as an exhibit upon the first public filing of the Registration Statement.

Presentation of Financial and Other Information, page ii

9.                                      We note you have relied on reports and publications from third-party sources, including International Plant Nutrition Institute, the International Fertilizer Association, and Baker Hughes, for data.  Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company is supplementally submitting Annex A to this response letter, which includes the relevant portions of the third-party materials cited in the Registration Statement, together with a table noting the relevant statements in the Registration Statement and the page number(s) of the Registration Statement to which each supporting document corresponds.

The Company confirms to the Staff that none of the third-party materials cited in the Registration Statement were commissioned by the Company and therefore no consents are required.

Prospectus cover page

10.                               Please reconcile your disclosure in the fourth sentence of the third bolded and italicized paragraph that Israel Corporation will not receive proceeds from the sale of ordinary shares by the underwriters with your disclosure in the second sentence of Use of Proceeds.

The Company respectfully informs the Staff that it has deleted the fourth sentence of the third bolded and italicized paragraph on the prospectus cover page and revised the final sentence of this paragraph to reflect the disclosure in the Use of Proceeds section.

Prospectus Summary, page 1

Our Industry, page 2

11.                               Please provide us with support for the growth projections for global potash demand in the last sentence of the carryover paragraph at the top of page 3 and for global phosphoric acid demand in the first full paragraph of page 3.  Additionally, please provide us with support for your statements in the carryover paragraph on pages 3-4 with respect to the concentration of bromine in the Dead Sea and that the Dead Sea “is by far the most economical supply source” of bromine.

The Company is supplementally submitting Annex A to this response letter, which includes the support for the statements referred to in the Staff’s comment above, together with a table noting the page number(s) of the Registration Statement to which each supporting document corresponds. The Company respectfully advises the Staff that it has revised the language on pages 4 and 88 of the Registration Statement to clarify why it believes that the Dead Sea is the most economical supply source of bromine.

12.                               In this regard, please balance the summary discussion of long-term demand trends by discussing recent decline in demand and prices for potash and phosphate.  We note in this regard your disclosure in the second paragraph on page 41 and on page 42.

The Company respectfully informs the Staff that it has revised the disclosure on pages 3 and 87 of the Registration Statement to balance the summary discussion of long-term demand trends by discussing the recent decline in demand and prices for potash and phosphate.

13.                               Please place the disclosure in the first bullet point on page 5 in context by quantifying the grain stock-to-use ratio and briefly explaining how the current level is “relatively” historically low.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 89 of the Registration Statement to quantify the grain stock-to-use ratio and briefly explain how the current level is “relatively” historically low.

Our Competitive Strengths, page 5

14.                               Refer to the first bullet point on page 6.  Please balance your disclosure that your Dead Sea facilities “enjoy low production costs” by disclosing that, if true, you may incur significant costs to improve infrastructure, including costs to harvest salt from and maintain the water level of Pond 5.  We note in this regard your disclosure in the last risk factor on page 17, pages 110-11, and in the contingent liabilities footnote on page F-79.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 90 of the Registration Statement to balance its disclosure relating to the low production costs of the Dead Sea facilities.

15.                               In this regard, please reconcile your disclosure that there is a “virtually unlimited supply of minerals contained in the Dead Sea” with your disclosure in the first risk factor on page 18 that you must construct a new pumping station to manage water levels and that you may be pressured to reduce your usage of minerals from the Dead Sea because of declining water levels.  Please revise your disclosure on pages 79 and 109 in this manner as well.

The Company respectfully advises the Staff that it does not believe that the disclosure about the “virtually unlimited supply of minerals contained in the Dead Sea” is inconsistent with its description of the costs required to extract such minerals from the Dead Sea, including the costs relating to the construction of a new pumping station and its need for permitting. The Dead Sea has a virtually unlimited supply of minerals, and it is just the Company’s access that is subject to potential limits. The Company has added further disclosures on pages 6 and 90 of the Registration Statement to better harmonize the two statements.

16.                               Refer to the second bullet point on page 7.  Please remove the subjective characterization of your cash flow as “strong” and briefly place in context the significance of your cash flows from operations and returns on capital given the industry in which you operate. Revise the second bullet point on page 81 in this manner as well.

In response to the Staff’s comment, the Company has removed the characterization of its cash flow as “strong” and has removed the reference to its returns on capital as “industry-leading.” Please see pages 8 and 92 of the Registration Statement.

Our Strategy, page 8

17.                               To the extent you anticipate incurring material costs to implement any of the key strategic initiatives outlined on pages 8-9, please quantify these estimated expenditures.

In response to the Staff’s comment, the Company respectfully advises that its capital expenditures budgets with respect to specific strategic initiatives that are in process are reflected within its capital expenditures budget. The Company’s historical capital expenditures are disclosed in the MD&A, and its capital expenditures in the near term, including for these strategic initiatives, are expected to be consistent with its capital expenditure spending in the recent past. Of course, as discussed in the Registration Statement (see, e.g., page 9), the Company's strategy includes external expansion, the cost of which can only be quantified in the context of a specific acquisition. Although the Company is evaluating a number of opportunities, none is considered probable at this time.

Summary Historical Consolidated Financial Data, page 13

18.                               We note that you present the non-GAAP measure, “adjusted EBITDA” in your summary historical consolidated financial data. Please revise to present your consolidated balance sheet data more prominently than this non-GAAP measure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13 to 15 to present its consolidated balance sheet data more prominently than Adjusted EBITDA.

Risk Factors, page 16

19.                               Please add a risk factor that discusses the risk that you may be classified as a PFIC for the current taxable year or for future years.  In the risk factor, define a PFIC and briefly describe the consequences for your shareholders should you be classified as a PFIC. Further disclose, if true, that you do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.  Provide comparable disclosure regarding the QEF election in the Taxation section on page 178 of the registration statement.

In response to the Staff’s comment, the Company has added a risk factor on page 31 of the Registration Statement regarding the application of the PFIC rules to the Company and added disclosure in such risk factor and in the Tax Considerations section (on pages 197 to 198 of the Registration Statement) regarding the QEF election as requested.

Our mining operations are dependent on concessions, page 16

20.                               Please specifically address the risks in the event you are unable to satisfactorily resolve the Spain mining license matters disclosed on page 142.

The Company respectfully informs the Staff that it does not consider the Spain mining license matters disclosed on page 142 of the original Registration Statement (pages 161 to 162 of the Registration Statement) to constitute material risks. There are three matters discussed: (i) with respect to the license to permit piling of salt at the Company’s Vilafruns site in Sallent, as disclosed on pages 161 to 162, the appeals process is expected to last at least one year, and the Company expects to close the site before the appeals process ends; (ii) with respect to the environmental mining license at the Company’s Vilafruns site in Sallent, as disclosed on pages 161 to 162, the appeals process is also expected to last beyond the expected timing for closing the site; and (iii) with respect to the proceedings against the government of Catalonia relating to the approvals needed for the Company’s efficiency project, subsequent to the initial submission of the Registration Statement, the Company’s relevant subsidiary obtained the environmental license from the Spanish Environmental Protection Authorities in April 2014, so the legal proceeding has become superfluous. The Company has updated the disclosure on pages 161 to 162 accordingly.

21.                               Additionally, the belief expressed in the third sentence of the fourth paragraph of this risk factor appears to mitigate the risk presented.  Please revise accordingly.

In response to the Staff’s comment, the Company has revised the relevant statement to avoid the mitigating implication. Please see page 16 of the Registration Statement.

We are subject to risks associated with our international sales and operations, page 19

22.                               We note that you have manufacturing facilities and other operations in China (see, e.g., pages 84, 95 and 102).  To the extent that you own intellectual property that is material to your business, please include in this risk factor the risk that some foreign countries, such as China, in which you do business may not protect a company’s intellectual property to the same extent as the United States or Israel.

The Company respectfully informs the Staff that it believes that it does not own intellectual property that is material to its business and accordingly, has not revised the risk factor.

As a foreign private issuer, we are permitted to follow, page 30

23.                               Please disclose that, as a foreign private issuer, you also are not subject to Regulation FD.  Refer to Section 101(b) of Regulation FD.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 to indicate that, as a foreign private issuer, it will also not be subject to Regulation FD.

Special Note Regarding Forward-Looking Statements, page 31

24.                               Please remove references to the Private Securities Litigation Reform Act of 1995 from the introductory paragraph of this section.  Forward-looking statements made in connection with an initial public offering are excluded from the safe harbors in Securities Act Section 27A and Exchange Act Section 21.

In response to the Staff’s comment, the Company has removed the reference to the Private Securities Litigation Reform Act of 1995 from the introductory paragraph on page 32 of the Registration Statement.

Capitalization, page 35

25.                               Please revise your capitalization table to disclose the number of your authorized and outstanding ordinary shares as of December 31, 2013.

In response to the Staff’s comment, the Company has revised its capitalization table on page 36 of the Registration Statement to disclose the number of its authorized and outstanding ordinary shares as of the date presented (March 31, 2014).

26.                               Please revise to present an adjusted capitalization table to reflect the dividends declared subsequent to year end.  Your revised disclosure should include an introductory paragraph that describes the nature of the adjustments presented in the “as adjusted” data.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a March 31, 2014 capitalization and balance sheet in the Registration Statement and all but $174.5 million of the dividends that have been declared as described in the Registration Statement has been paid and are reflected in the actual balance sheet. As a result, the Company is not including an “as adjusted” column in the capitalization table in this Registration Statement.

27.                               In addition, please revise to provide footnote disclosure regarding the significant terms of the $275 million of 2013 debentures issued by a subsidiary in January 2014, subsequent to the date of your capitalization table.

In response to the Staff’s comment, the Company notes that it has updated the capitalization table to March 31, 2014, so it reflects this issuance. The Company has disclosed the significant terms of the $275 million of 2013 debentures issued by a subsidiary in January 2014 on page 73.

Management’s Discussion and Analysis of Financial Conditions, page 39

Trends Affecting Our Fertilizers Segment, page 40

28.                               Please list the annual prices of potash, phosphate and bromine over the last five years, based on the markets your company serves.

In response to the Staff’s comment, the Company has provided the requested information on page 43 of the Registration Statement.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 44

29.                               We note that your discussion of your results of operations for 2013, 2012, and 2011 includes a discussion of gross profit but does include a discussion of your cost of sales. As gross profit is impacted by both the level of your sales and related costs of sales, and cost of sales represents the most significant expense reflected in your consolidated statements of operations during each period presented, please revise MD&A to include a detailed discussion of your cost of sales for each period presented in your financial statements. This discussion should explain the significant cost components comprising costs of sales and should discuss the factors responsible for any changes in these component costs during the various periods presented in your statements of operations. Your discussion of your result of operations for each of your segments should be similarly revised.  Please revise the discussion under Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 in this manner as well.

In response to the Staff’s comment, the Company has provided the requested information on pages 48 through 68 of the Registration Statement.

Selling and marketing expenses, page 45

30.                               Please revise MD&A to include a more detailed discussion of the various component costs comprising selling and marketing expenses and general and administrative expenses. Your revised discussion should discuss the significant cost components of each of these items as well as the facts and circumstances responsible for changes in these cost components during each period presented in your financial statements.  Please similarly revise the discussion on page 48.

In response to the Staff’s comment, the Company has provided the requested information on pages 48 through 68 of the Registration Statement.

Liquidity and Capital Resources, page 59

2012 Controlling Shareholder Loan, page 61

31.                               Please file the agreement evidencing the loan to you from Israel Corporation as an exhibit to the registration statement.  Refer to Instruction 4(b)(i) in the Instructions as to Exhibits to Form 20-F.

In response to the Staff’s comment, the Company will file the agreement evidencing the loan to the Company from Israel Corporation as an exhibit to the Registration Statement. It will be filed in the first public filing of the Registration Statement.

The Negev Desert, page 112

32.                               We note your mining operations at the Oron, Rotem, Zin, and Barir sites in Israel, Vilafrun and Cabanasas sites in Spain, and the Boulby mine in the United Kingdom. Please disclose the following information for each of your properties:

•                                          Describe the process by which mineral rights are acquired at these locations.

•                                          The area of your claims, concessions, and/or mining properties, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

In response to the Staff’s comment, the Company has provided the requested information on pages 135 through 139 of the Registration Statement.

Reserves, page 124

33.                               Proven and probable reserves are disclosed for your Oron, Rotem, Zin, and Barir sites in Israel, Vilafrun and Cabanasas sites in Spain, and the Boulby mine in the United Kingdom.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation C.  The information requested includes, but is not limited to:

•                                          Property and geologic maps

•                                          Description of your sampling and assaying procedures

•                                          Drill-hole maps showing drill intercepts

•                                          Representative geologic cross-sections and drill logs

•                                          Description and examples of your cut-off calculation procedures

•                                          Cutoff grades used for each category of your reserves and resources

•                                          Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                                          A detailed description of your procedures for estimating reserves

•                                          Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•                                          A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

In response to the Staff’s comment, the Company has supplementally provided the requested information on a CD, formatted as Adobe PDF files. Tim Horner is the technical person that the Staff’s engineer may call and he can be reached at Tim.Horner@imcgcl.com or +44 1623 726166.

The Company respectfully advises the Staff  that it has revised its reserves at its Rotem, Zin and Oron sites in this amendment to the Registration Statement. Upon further reflection and analysis, given the need for new technologies and much higher expenses for processing other phosphate grades once the white phosphate reserves at Rotem are exhausted, the Company has determined that it is prudent to classify certain of these phosphate deposits as resources rather than reserves. As a result of the Company’s decision, IMC has revised its reserve report for Rotem, which is being provided supplementally to the Staff.

34.                               The cutoff grade is a critical component used to evaluate the potential of the mineral properties, please disclose the cutoff grade employed by your operations in Spain and England and provide the proven reserve phosphate grades for your mining deposits in Israel.  In addition please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate.  Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction.  In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

In response to the Staff’s comment, the Company has provided the requested information on pages 139 through 145 of the Registration Statement.

35.                               Please disclose the following information within or adjacent to your reserve tables:

•                                          A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•                                          The cutoff grade

•                                          The mining and metallurgical recovery factors for each of your mines.

•                                          All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•                                          The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

In response to the Staff’s comment, the Company has provided the requested information on pages 139 through 145 of the Registration Statement.

36.                               We note Independent Mining (IMC) consultants has reviewed your reserve reports.  Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document.  These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

The Company has filed the consent of IMC as an exhibit to the Registration Statement.

Securities Law Proceedings, page 142

37.                               Please provide us with an English language copy of the claim discussed in this section.

The Company is supplementally submitting to the Staff English-language copies of the claim discussed in this section as well as the response thereto.

Corporate Governance Practices, page 148

External Directors, page 150

38.                               Please clarify the difference between an “external director” under the Israeli Companies Law and an “independent director” under NYSE listing rules.  For example, would an external director also qualify as an independent director?

The Company has revised its disclosure on page 170 of the Registration Statement as requested.

Compensation of Directors and Officers, page 153

39.                               Please tell us, with a view to disclosure, whether, in addition to the annual compensation disclosed for the five senior management members at page 154, you are required to disclose, or have disclosed, in Israel the annual compensation of any of the fourteen other named executive officers on an individual basis for the most recently completed fiscal year.  See Item 6.B.1 of Form 20-F.

The Company respectfully informs the Staff that no other individual compensation information for 2013 has been disclosed or is required to be disclosed in Israel other than that set forth in the Registration Statement.

Certain Relationships and Related Party Transactions, page 159

Joint Insurance, page 159

40.                               We note your joint insurance policy with Israel Corporation was renewed in 2012.  Please revise to state whether you anticipate any changes to this arrangement as a result of the offering.

In response to the Staff’s comment, the Company has revised its disclosure on pages 180 and II-1 to reflect the changes to the joint insurance policy that the Company anticipates will become effective upon the consummation of the offering.

Certain Tax Considerations, page 170

41.                               The tax discussion should reference material tax matters and consequences.  Please revise the caption and introductory paragraph of this section to clarify that material tax matters and consequences are discussed.  In addition, please remove references to this discussion as “a summary.”

In response to the Staff’s comment, the Company has revised its disclosure on page 191 of the Registration Statement.

42.                               We note you attribute portions of this tax discussion as the opinion of Goldfarb Seligman & Co.  Please file counsel’s opinion as an exhibit to the registration statement.  Please similarly file the opinion of Davis Polk & Wardwell LLP with respect to the material U.S. federal income tax considerations to U.S. holders of your ordinary shares.

The Company respectfully advises the Staff that it will file signed versions of its counsels’ opinions in a future public filing of the Registration Statement with sufficient time for the Staff to review such opinions prior to commencement of the offering.

Where You Can Find More Information, page 186

43.                               We note your disclosure that you have filed Hebrew language periodic and immediate reports with the TASE and the ISA, as required under the Israel Securities Law.  Further disclose that, as an Exchange Act reporting foreign private issuer, you will be required to furnish to the SEC under Form 6-K English translations or, in certain instances, English summaries of your material home country documents.  See Exchange Act Rule 12b-12(d).

In response to the Staff’s comment, the Company has revised its disclosure on page 207 of the Registration Statement.

Financial Statements, page F-1

Consolidated Statements of Financial Position, page F-3

44.                               We note from the disclosure in footnote (1) to the table on page 34 that you declared a special, one-time dividend of $500 million subsequent to December 31, 2014.  Please note that it is staff position that distributions to owners that are not reflected in the latest balance sheet presented in the filing, should be presented in a pro forma balance sheet presented alongside the most recent historic balance sheet presented, reflecting the distribution accrual and the related reduction to shareholders equity. Please revise to include this pro forma balance sheet presentation. Refer to the guidance outlined in SAB Topic 1:B:3.

The Company respectfully advises the Staff that because the results for the first quarter of 2014 have been added to the Registration Statement, the special one-time dividend of $500 million that was paid on March 26, 2014 is now reflected in the latest balance sheet presented in the Registration Statement. Therefore, the Company respectfully informs the Staff that inclusion of a pro forma balance sheet in the Company’s financial statements for the year ended December 31, 2013 is no longer necessary.

Consolidated Statements of Changes in Equity, page F-7

45.                               Please revise your consolidated statements of changes in equity or the notes to your financial statements to disclose the changes in your issued and outstanding ordinary shares during all periods presented in your financial statements. Refer to the disclosure requirements outlined in paragraph 79(a) of IAS 1.

The Company respectfully notes that most of the required disclosures outlined in paragraph 79(a) of IAS 1 are included in the financial statements, as detailed below. Those that were previously omitted have been included in the revised disclosure, as also detailed below.

•                  Number of authorized shares as of December 31, 2013 and December 31, 2012: please see Note 24(A) on page F-81;

•                  Number of issued and paid shares as of December 31, 2013 and December 31, 2012: please see Note 24(A) on page F-81;

•                  Par value of the Company’s shares: please see Note 24(A) on page F-81;

•                  Reconciliation of the number of shares outstanding at the beginning and at the end of the period: the Company has revised the consolidated financial statements as requested - please see Note 24(A) on page F-81;

•                  The rights, preferences and restrictions attaching to the Company’s shares, including restrictions on the distribution of dividends and the repayment of capital: please see Note 24(B) on page F-82 and Note 24(I) on page F-87;

•                  Shares in the entity held by the entity or by its subsidiaries or associates: please see Note 24(I) on page F-87; and

•                  Shares reserved for issue under options and contracts for the sale of shares, including terms and amounts: the Company has revised the consolidated financial statements as requested - please see Note 24(A) on page F-81.

46.                               Please explain why the acquisition of a non-controlling interest during 2011 in the amount of $29,218 is reflected only in retained earnings and has no impact on the balance of the non-controlling interest.

The Company respectfully informs the Staff that the Company held a call option and wrote a put option over the non-controlling interest in an immaterial subsidiary. In 2011, the Company exercised the call option and as a result, the put option expired. According to IAS 32.23, when a non-controlling interest put option exists, the non-controlling interest is not recognized in the consolidated financial statements. Therefore, with respect to such a transaction, there should not be any impact on the non-controlling interest balance, and the transaction was accounted for within shareholders’ equity. In the Company’s case, it should be noted that the amount of the put liability measured according to IAS 32.23 was immaterial throughout the life of the put option and therefore not recognized.

47.                               Please explain why the amount of dividends paid as reflected in your consolidated statements of changes in equity for 2011 of $961,330 differs significantly from that reflected in your consolidated statement of cash flows for the period of $1,131,033. Please advise or revise as appropriate.

The Company respectfully informs the Staff that the reason for the difference is that a dividend in an amount of $170 million was announced during November 2010 and was paid in January 2011.

Consolidated Statements of Cash Flows, page F-8

48.                               Please revise, if applicable, to present the non-cash schedule of investing and financing activities as required by paragraphs 43 and 44 of IAS 7.

The Company respectfully informs the Staff that the non-cash schedule of investing and financing activities for the years 2013, 2012 and 2011 amounted to approximately $35 million, $45 million and $63 million, respectively. Most of these amounts reflect current trade payables related to fixed assets. The Company assessed the materiality of these amounts according to IAS 7 paragraphs 43-44 and concluded that the amounts were immaterial and that additional disclosure was not required for the periods disclosed in the Registration Statement.

Notes to the Consolidated Financial Statements, page F-9

Note 2 —  Basis of Preparation of the Financial Statements, page F-10

B. Functional and Presentation Currency, page F-10

49.                               We note from the disclosure on page F-10 that your functional currency is the U.S. dollar.  Given the disclosure on page 40 of your filing which indicates that a significant portion of your sales are denominated in Euros, while a significant part of your expenses were incurred in NIS, please explain in further detail why you believe the U.S. dollar is your functional currency.  As part of your response and your revised footnote disclosure, please explain how you considered the various factors outlined in paragraphs 9 through 13 of IAS 21 in determining that the U.S. dollar is your functional currency.

The Company respectfully informs the Staff that the parent company of the ICL Group, ICL Corporation Ltd. (in this role, the “Parent Company”), is a holding company, whose major manufacturing subsidiaries are located in Israel, North America and Europe. For the purpose of determining the functional currency of the Parent Company, the Company first considered the functional currencies of its main manufacturing subsidiaries. The functional currency of the subsidiaries in North America is the U.S. dollar, and the functional currency of most of the subsidiaries in Europe is the Euro. Regarding the manufacturing Israeli subsidiaries, the currency which mainly influences sales prices for goods and a significant portion of their related costs is the U.S. dollar, and most of their sales prices are denominated in U.S. dollars (the majority of their production is exported outside of Israel, mostly in U.S. dollars). While a significant part of the costs of the Israeli subsidiaries is employee-related costs that are denominated in NIS, the majority of the other operating costs are incurred in U.S. dollars. Therefore, the functional currency of the Israeli subsidiaries is the U.S. dollar as well.

Throughout the years, the Company’s consolidated sales and cost of sales derived from manufacturing subsidiaries whose functional currency is the U.S. dollar was approximately 55% and 59%, respectively. Of the remaining sales, 34% was derived from subsidiaries whose functional currency is the Euro, and 11% was derived from subsidiaries with other functional currencies. Of the remaining cost of sales, 29% was derived from subsidiaries whose functional currency is the Euro, and 12% was derived from subsidiaries with other functional currencies.

To summarize, the currency that most influences the Parent Company’s subsidiaries’ sales prices and cost of sales is the U.S. dollar.

After analyzing the Parent Company’s functional currency as a holding company based on its holdings, the Parent Company has considered several additional factors to be taken into consideration at the Parent Company level. As a holding company, the Parent Company’s main independent activities are:

1.              Headquarter activities in Israel — with respect to which costs in NIS are incurred (mainly management salaries, directors remuneration and other headquarter costs);

2.              Financing activities of the Company through a wholly owned subsidiary, which acts as the Company’s financing extension with respect to which the Company borrows the majority of the Company’s debt from third parties and provides financing to its subsidiaries. These financial activities are either denominated in U.S. dollars or are denominated in another currency, in which case the Company hedges the currency risk against the U.S. dollar, which means that the financing is effectively in U.S. dollars; and

3.              Receiving dividend income from its investees — most of which is received in U.S. dollars (according to the functional currencies of the distributing entities) and retained in U.S. dollars.

Given all of the factors and considerations presented above, the Parent Company determined that the U.S. dollar is its functional currency. The Company respectfully advises the Staff that it believes the original text of Note 2(B) (appearing on page F-10 of the Registration Statement submitted to the SEC today) accurately summarizes the Company’s conclusion with respect to its functional currency.

Note 3 —  Significant Accounting Policies, page F-14

E. Intangible Assets, page F-19

6. Amortization, page F-20

50.                               Please explain to us how you estimated or determined the estimated useful lives of 15-25 years used for amortizing intangibles associated with your agreements with customers.  In this regard, we note from pages 91, 98, and 104 that the orders for most of your product sales in each of your segments are generated from current orders rather than long-term contracts.  Your response and your revised disclosure should clarify why you believe the use of useful lives of 15 to 25 years is appropriate pursuant to the guidance outlined in paragraphs 88 through 96 of IAS 38 when it does not appear that your customers are bound by long-term contracts.

The Company respectfully informs the Staff that the term “agreements with customers” on page F-20 refers to “customer relationships.” The recognition of the customer relationship assets resulted from a number of business combinations. For each acquisition, the conditions set forth in IFRS 3.IE28 (the acquirer has information about the customers and has regular contact with them, and the customers have the ability to make direct contact with the entity) were met, so the contractual-legal criterion was met, and therefore the customer relationship assets were recognized in connection with the related acquisitions.  The useful life of each of the customer relationship assets was individually assessed. The useful lives of 15 to 25 years were estimated based on the individual facts and circumstances of the business environment of each acquiree, for example, very limited competition in certain activities or low churn rates in others.

The estimated useful lives were also used to measure the fair value of the customer relationships at the acquisition date.

The Company assesses the useful life of the customer relationships on an ongoing basis, based on an analysis of all of the relevant factors, including experience with recurring orders and churn rates as well as the future economic benefits expected to flow to the Company from these customer relationships.

In response to the Staff’s comment, the Company has revised Note 3(E)(6) on page F-20 of the Registration Statement.

R. Initial Application of New Standards, page F-28

51.                               Please revise your discussion of the amendment to IAS 36 to state the effective date of the amendment.

In response to the Staff’s comment, the Company has revised its disclosure on page F-29 of the Registration Statement.

Note 5 —  Business Segments, page F-34

52.                               Please revise Note 5 to include a reconciliation of the amount of capital expenditures for 2011, 2012, and 2013 of $957,904, $779,616, and $947,263, respectively, to the amounts reflected as capital expenditures in your consolidated statements of cash flows for these periods. Refer to the disclosure requirements outlined in paragraph 28(e) of IFRS 8.

The Company respectfully informs the Staff that the tables set forth on pages F-34 to F-36 of the Registration Statement include reconciliations for each year of the reportable segments’ amounts of the total capital expenditures, which also includes property, plant and equipment and intangible assets acquired as part of business combinations, to the corresponding amounts of capital expenditures for the consolidated company in accordance with paragraph 28(e) of IFRS 8. T

Please find below the reconciliation of the amount of capital expenditures for 2013, 2012 and 2011 (as presented in Note 5 on pages F-34 to F-36 of the Registration Statement) to the amounts reflected as capital expenditures in the consolidated statements of cash flows for these periods (presented on page F-8 of the Registration Statement):

	2013	2012	2011
	US$ thousands
Capital expenditures per Consolidated Statements of Cash Flows (F-8):
Business acquisitions, net of cash acquired	63,057	11,875	437,475
Purchases of property, plant and equipment, net	826,588	711,721	546,664
Purchases of intangible assets	22,093	11,350	16,901
Total capital expenditures	911,738	734,946	1,001,040

Total capital expenditures per Note 5 (F-34 through F-36)	947,263	779,616	957,904
Difference	(35,525)	(44,670)	43,136

The differences in 2013 and 2012 in the amounts of $35,525 thousand and $44,670 thousand, respectively, are derived from non-cash activity. The difference in 2011 in the amount of $43,136 thousand is derived from business combinations’ expenditures related to working capital in the amount of $106,165 thousand (which was not included as part of the capital expenditures presented in Note 5), which were offset in part by the impact of non-cash activity in the amount of $63,029 thousand.

The Company assessed the materiality of the amounts presented above and concluded that the amounts were immaterial and that additional disclosure was not required for the periods disclosed in the Registration Statement.

The Company respectfully informs the Staff that it has revised Note 5(A)(2) on page F-33 to clarify that segment capital expenditures include property, plant and equipment and intangible assets acquired as part of business combinations.

Note 10 —  Investment in Investee Companies, page F-40

C. Investee companies, page F-42

53.                               We note from the table included on page F-42 of your financial statements that it appears you are using the equity method of accounting to account for various entities in which you hold a 100% interest. Please explain why you believe the use of the equity method of accounting, rather than consolidation, is appropriate for use in accounting for your investments in these entities.

The Company respectfully informs the Staff that the table on page F-41 makes reference to all the companies in which the Company has a direct holding. All of the companies that are represented in the chart are fully consolidated except for IDE Technologies Ltd., a joint venture which is accounted for using the equity method under IFRS 11. The table makes reference to investment in “investee companies” which are defined on page F-10 as reproduced below for the Staff’s convenience.

“Investee company — a subsidiary or a joint venture of which the Company’s direct or indirect investment is included in the financial statement based on the equity method.

Subsidiary—a company over which the Company has control and the financial statements of which are fully consolidated with the Company’s statements as part of the consolidated financial statements.” (emphasis added)

The Company respectfully informs the Staff that the reason that the chart was added is due to regulations of the Israeli Security Authority (the Israeli equivalent of the SEC).

Note 13 —  Property, Plant and Equipment, page F-45

54.                               We note from the discussion included on pages 104 through 108 of the draft registration statement that a number of your properties are leased.  We further note from the disclosure on page F-20 of your financial statements that certain assets are classified as property, plant, and equipment under financing leases.  In this regard, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 31, 32, and 35 of IAS 17 with respect to your various lease arrangements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 116 to 119 of the Registration Statement to clarify that most of the plants are owned by the Company and are located on leased land.

The Company respectfully informs the Staff that the Company’s financial lease agreements as of December 31, 2013 and December 31, 2012 amounted to approximately $8 million, which the Company concluded was immaterial.

The majority of the Company’s leased lands are under operating leases. The Company respectfully informs the Staff that the noncancellable obligations under operating leases amounted to approximately $45 million throughout the periods presented in the Registration Statement.

The Company concluded that the amounts presented above were immaterial for the periods presented in the financial statements and that additional disclosure was not required in accordance with IAS 17.

Note 15 —  Impairment Testing for Property, Plant and Equipment and Cash Generating Units Containing Goodwill, page F-49

55.                               We note from the disclosure included in your audited financial statements that sales declined each year from 2011 to 2012 and again from 2012 to 2013.  We also note from the discussion provided in MD&A that this decline is attributable to decreased sales prices that have continued to decline in recent years and decreased demand for Bromine based products.   Given the significant decline in your sales levels during 2012 and 2013 and the resultant impact on your income from operations and net income for the periods, please tell us and revise your critical accounting policies disclosures to indicate when you conducted your most recent impairment analysis with respect to your goodwill and other indefinite lived intangible assets and the results of such analysis pursuant to the guidance in IAS 36.  Also, to the extent that any of your cash-generating units were at risk of having its value in use, or fair value less costs to sell, being less than its carrying value at the date of your most recent impairment analysis, please expand MD&A to discuss the following:

•                                          Percentage by which fair value/value in use exceeded the carrying value of the cash- generating unit as of the date of the most recent impairment test.

•                                          The amount of goodwill allocated to the cash-generating unit.

•                                          A description of the methods and key assumptions used in your most recent goodwill impairment analysis, including a discussion of how the key assumptions were determined.

•                                          A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

•                                          A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your cash-generating units were at risk, please specifically state this in your response and in your revised disclosures.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 and Note 15 on pages F-48 to F-49. The Company respectfully advises the Staff that in accordance with IAS 36, in every reporting period, an examination is made with respect to whether there are indicators of impairment in the value of the Company’s non-financial assets. If such indicators exist, the recoverable amount of the asset/cash generating unit is calculated. The Company conducts an annual examination of the recoverable amount of cash generating units to which goodwill has been allocated and intangible assets with indefinite useful lives or that are not available for use, or more frequently if there are indicators of impairment. During the reporting periods presented in the financial statements included in the Registration Statement, there were indicators of impairment only for one non-significant cash-generating unit. The impairment test conducted by the Company resulted in an impairment charge for this cash-generating unit of about $10 million, which was recognized as an impairment of property, plant and equipment during 2013. This cash-generating unit had no intangible or goodwill assets.

The Company respectfully informs the Staff that as of the date of its most recent impairment analysis with respect to goodwill and other indefinite lived intangible assets, none of its other cash-generating units was at risk for an impairment charge.

Note 17 —  Credit from Banks and Others, page F-51

E. Sales of receivables under securitization transaction, page F-54

56.                               Please revise to present all disclosures required by paragraph 42D of IFRS 7, as applicable, with respect to the securitization of trade receivables disclosed in Note 17E.

The Company respectfully notes that most of the disclosures required by paragraph 42D of IFRS 7 are included in the financial statements, as detailed below. Those that were previously omitted have been included in the revised disclosure.

•                  The nature of the transferred assets: please see Note 17(E) on pages F-53 to F-54;

•                  The nature of the risks and rewards of ownership to which the entity is exposed: please see Note 17(E) on pages F-53 to F-54;

•                  A description of the nature of the relationship between the transferred assets and associated liabilities, including restrictions arising from the transfer on the reporting entity’s use of the transferred assets : the Company has revised the consolidated financial statements as requested - please see Note 17(E) on pages F-53 to F-54;

•                  When the counterparties to associated liabilities have recourse only to the transferred assets, a schedule that sets out the fair value of the transferred assets, the fair value of the associated liabilities and the net position (the difference between the fair value of the transferred assets and the associated liabilities): the Company has revised the consolidated financial statements as requested - please see Note 17(E) on pages F-53 to F-54; and

•                  When the entity continues to recognize all of the transferred assets, the carrying amounts of the transferred assets and the associated liabilities: the Company has revised the consolidated financial statements as requested - please see Note 17(E) on pages F-53 to F-54.

Note 23 —  Commitments, Concessions and Contingent Liabilities, page F-71

B. Concessions, page F-73

Dead Sea Works Ltd. (DSW), page F-73

57.                               We note that arbitration proceedings that began as a result of dispute regarding the underpayment of royalties amounting to hundreds of millions of shekels beginning in 2006 have been concluded.  Please revise to further elaborate on the expected date of a decision by the arbitrators.  Your revised disclosure should discuss any updates since the initial filing of your draft registration statement and any communications you have had with the arbitrators concerning estimated timing of a decision based on similar situations or prior experience.

In response to the Staff’s comment, the Company has revised its disclosure on page 136 and Note 23(B) on pages F-72 to F-73 of the Registration Statement.

C. Contingent Liabilities, page F-76

58.                               We note that in October 2013, an environmental mining license of one of your subsidiaries in Spain was cancelled.  Please tell us how this cancellation has affected any related mining operation in Spain, including any contingent liabilities recorded in your financial statements.  Your response should also quantify any lost revenues and expenses incurred as a result of an idle mine, the carrying value of any idle property and any update with regards to having the license reapproved.  Refer to paragraph 79(a) of IAS 16.

The Company respectfully informs the Staff that the cancellation of the environmental mining license is not expected to have an effect on mining operations in Spain. As mentioned on page F-80 of the Registration Statement, the site is planned to be closed by the end of 2015. In addition, the cancellation has been appealed by the Government and by the Company’s subsidiary. Since the cancellation of the license is under appeal (which appeal is expected to continue beyond the planned shutdown date) and the judgment is not final, the mining operation has continued normally. No provision has been recorded in the financial statements.

59.                               We note the discussion in the second paragraph on page F-82 which indicates that the aggregate amount of damages being claimed in in the litigation filed again the company for violation of the provisions of the Securities Law and general laws was NIS 2.75 billion or NIS 3.28 billion.  Please revise to disclose the amount of damages being claimed in this litigation in U.S. dollars, your reporting currency.

In response to the Staff’s comment, the Company has revised its disclosure on page F-81 of the Registration Statement. The Company respectfully informs the Staff that the claim is being handled in Israel and is therefore linked to NIS fluctuations against the U.S. dollar. Therefore, the Company has revised the disclosure to mention the amount in NIS in addition to U.S. dollars.

Note 24 —  Equity, page F-82

C. Share-based payments to employees, page F-83

60.                               We note that the 2012 option issuance involves both a ceiling on the value of the shares to be issued that depends on your share price at the date of exercise and an exercise price linked to the CPI whereby the exercise price may be reduced in the event that you declare dividends.  Please address the following:

•                                          Please tell us how you determined the grant date of the option issuance given that the number of shares issued may be changed on the exercise date depending on the closing price of your shares.

•                                          Clearly explain how you determined the amount of related compensation expense to recognize in the financial statements given that the number of shares issued may change on the exercise date. Your response and your revised disclosure should clearly explain how you factored the variable number of shares that may be issued at the time the option is exercised into the valuation of the options for purposes of measuring compensation expense.

•                                          Disclose whether the company’s declaration of dividends has resulted in a modification to the options pursuant to paragraphs 26 and 27 of IFRS 2 and explain in detail how you have accounted for any such modification.

If you do not believe that the declaration of dividends represents a modification of the options, please explain your basis for your conclusion.

•                                          Explain in Note 24 whether the “increments” noted in the table on page F-84 relate to different exercise or vesting dates.  Please also explain in Note 24 why it was necessary to use different volatility, expected life, and risk-free interest rates for the different increments.

In response to the Staff’s comment, the Company respectfully informs the Staff that:

•                  The grant date is the day the board of directors approved the plans. Please refer to page F-83 of the Registration Statement. It should be noted that the number of options granted remains permanent regardless of the share price. Employees exercise the options without adding additional cash (e.g., cash-less exercise). The number of shares issued changes according to the closing share price on the exercise date. The maximum compensation is subject to a cap as described below; therefore, it is a market condition according to IFRS 2 and was accounted for as such.

•                  The compensation expenses to be recognized in the financial statements were determined based on the fair value of the options on the grant date. As stated on pages F-83 to F-84 of the Registration Statement, the fair value of the options was estimated using the binomial model, which is a common option pricing model. Companies that issue awards with pay-off functions that are limited (e.g., maximum value options) in many cases use the binomial model, because this model can better incorporate assumptions regarding exercisability in relation to the price movements of the underlying stock.

In reference to the 2012 Plan, the Company adopted an option plan with a cap price of twice the exercise price, meaning that the maximum compensation is limited to 100% above the exercise price. The binomial model that was used incorporated this cap (limiting the intrinsic value of the option at the exercise date to no more than twice the exercise price) as one of the assumptions of the model. The mechanism that was set by the Company to reflect this cap is based on the number of shares to be issued upon exercise. The number of shares will be adjusted in the event that the Company’s share price at the exercise date is higher than twice the exercise price, so that the product of the adjusted exercised options and the share closing price equals the number of options exercised multiplied by the cap. Therefore, in order to incorporate this cap, the binomial model was used.

•                  The exercise price is adjusted for dividends, and therefore the dividend yield taken for the valuation of the options is 0%. As a result, the Company’s declaration of dividends has not resulted in a modification to the options pursuant to paragraphs 26 and 27 of IFRS 2.

•                  The Company has revised Note 24(C) on page F-84 to clarify that the increments referred to in the table are tranches that represent the vesting period of the options granted. In order to estimate the value of an option, the binomial model uses a set of parameters concerning the option’s expected life term. One of these parameters is the option’s contractual period (the full exercise period), four years for the first and second tranches, and five years for the third tranche.

The contractual period also sets the expected volatility and risk free interest rate. Therefore, there are differences in the risk free rates and volatilities used in the valuation for different periods of contractual terms.

The risk free interest rate was assumed based on the risk free rate yields for the relevant contractual terms of the options. The risk free interest rate for the first and second tranches was assumed to be 0.22%, and for the third tranche was assumed to be 0.54%.

The expected volatility was based on historical volatility of the Company’s stock price over a period equal to the option’s contractual period. The different contractual terms between the tranches yielded different measurements of volatility.

61.                               Please revise Note 24 to disclose the share price and exercise price of your options in US dollars, your reporting currency.  Your disclosures elsewhere in the filing that are presented in NIS or other currencies should be similarly revised.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-81 and F-85 of the Registration Statement.

62.                               Please revise to provide the following disclosures in Note 24:

•                                          the weighted average exercise price for options outstanding at the beginning and end of each period;

•                                          the number of shares exercisable at the end of each period and the weighted average exercise price for these options;

•                                          the range of exercise prices and the weighted average remaining contractual life for options outstanding at the end of each period;

•                                          the weighted average fair value of options granted during each period;

•                                          an explanation of any modifications during the period (e.g. as a result of dividends paid), the incremental fair value as a result of the modifications, and how the incremental fair value was calculated.

Refer to the disclosure requirements outlined in paragraphs 45 through 47 of IFRS 2.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-84 to F-86 of the Registration Statement to include the following information: (1) exercise price for options outstanding at the beginning and end of each period; (2) the number of shares exercisable at the end of each period and the weighted average exercise price for these options; and (3) the range of exercise prices and the weighted average remaining contractual life for the options outstanding at the end of each period.

The Company respectfully informs the Staff that the weighted average fair value of options granted during each period is already disclosed on pages F-83 to F-84 of the Registration Statement as “Fair value” and that there were no modifications during the period.

Note 26 —  Details of Income Statement Items, page F-87

63.                               Please tell us and explain in MD&A the changes in facts, circumstances and related assumptions that resulted in the net change in the fair value of derivative financial instruments from an expense of $44.7 million in 2011 to income of $8.5 million in 2012 and income of $122.9 million in 2013.

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 53 of the Registration Statement.

Note 28 —  Earnings per Share, page F-104

64.                               Please revise Note 28 to disclose the number of instruments such as stock options or other contingently issuable shares that could potentially dilute basic earnings per share in the future, but that were not included in the calculation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

In response to the Staff’s comment, the Company has revised its disclosure on page F-106 of the Registration Statement.

Note 29 —  Related and Interested Parties, page F-105

65.                               We note from page 27 that Israel Corporation currently owns a controlling interest in your shares and may continue to control you after completion of the offering.  As it appears that Israel Corporation will continue to be able to control or exert significant influence over your operations subsequent to the offering, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship or significant influence over your operations that currently exists and that will continue to exist following the completion of the offering.  Refer to the disclosure requirements outlined in paragraphs 13 and 14 of IAS 24.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and F-106 to F-107 of the Registration Statement.

66.                               Please revise the table on page F-107 disclosing sales, cost of sales, and other expenses incurred with related parties to disclose these transactions for all periods presented in your consolidated statements of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-108 to F-109 of the Registration Statement.

Note 30 —  Group Entities, page F-108

67.                               We note from the disclosure included in Note 30 that there are various Group entities in which the company holds an interest of 50% or less of the related voting shares.  Please tell us and explain in Note 30 how the company is accounting for these entities in its consolidated financial statements.  Your response should clearly explain whether the entities in which the company holds 50% of the voting shares, are being accounted for using consolidation accounting or the equity method of accounting, and should also explain the basis or rationale for the accounting treatment being used.

The Company respectfully advises the Staff that it has a 50% or less interest in very few entities in the Group. The Company refers the Staff to the explanatory notes preceded by asterisks at the bottom of the table on page F-118 of the Registration Statement, which indicate that certain entities within the ICL Group are held by more than one entity within the ICL Group. In most of these cases, the sum of the shares held by various entities within the ICL Group is such that the ICL Group’s shareholdings in the aggregate exceed 50%, thereby providing the Company control over such entities. In these instances, the Company followed IFRS 10 and consolidated such entities. However, when the Company at the consolidated level holds between 20% and less than or equal to 50% of the share capital in such investments, the Company always accounts for such investments using the equity method of accounting because the Company has a significant influence over those entities. Such investments primarily include: (1) Fosbrasil S.A., Brasil (44.25% holding), which is accounted for according to IAS 28; (2) I.D.E. Technologies Ltd., Israel (50% holding), which is accounted for according to IAS 28 and IFRS 11 (classified as a joint venture); and (3) Novetide Ltd., Israel (50% holding), which is accounted for according to IAS 28 and IFRS 11 (classified as a joint venture). There are several additional immaterial companies that are also accounted for using the equity method.

68.                               In a related matter, for those entities in which the company holds an interest of less than 20% of the voting shares, please explain whether the company is using the cost or equity method to account for the company’s investments in these entities.  If the equity method is being used, please explain in further detail why you believe you have significant influence over the operations of these entities.

The Company does not hold any interest in an entity of less than 20% of the voting shares as of December 31, 2013.

* * *

The Company and we very much appreciate the Staff’s continued willingness to review the draft Registration Statement on a confidential basis.

If you have any questions regarding this submission, please call me at (212) 450-4111.

Very truly yours,

Michael Kaplan

Enclosures

CC:	Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary (Israel Chemicals Ltd.)
Avi Doitchman, Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management (Israel Chemicals Ltd.)
Leslie N. Silverman (Cleary Gottlieb Steen & Hamilton LLP)
Adam M. Klein (Goldfarb Seligman & Co.)
Adva Bitan (Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.)
Zion Amsalem (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)
Ofer Sela (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Via EDGAR